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                              January 18, 2023

       Yishai Cohen
       Chief Executive Officer
       Landa App LLC
       6 W. 18th Street, 12th Floor
       New York, NY 10011

                                                        Re: Landa App LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 21,
2022
                                                            File No. 024-11953

       Dear Yishai Cohen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed December 22,
2022

       Incorporation of Certain Information by Reference, page ii

   1. We note your response to our comment 1 from our letter dated September 23, 2022 and that you intended to
incorporate by reference the Rule 8-06 Combined Statement of
                                                        Certain Revenue and
Expense for the period ended June 30, 2021(Unaudited) with respect to the 37 Prior Offered
Series. It appears that your disclosure on page ii does not refer to the period ended June
30, 2021. Please advise or revise.
   2. We note your response to our comment 2 of our letter dated September 23, 2022 regarding inclusion of an auditor
consent for the Rule 8-06 financial statements for the 37 series.
 Yishai Cohen
Landa App LLC
January 18, 2023
Page 2
      We were unable to locate the auditor consent in this amendment. Please advise or revise to provide the auditor consent in an amended filing.
Financial Statements, page F-1

3. It does not appear that you have provided pro forma statements of operations for the issuer as a whole for the year ended December 31, 2021 or for the six months ended June 30,
      2022. Please revise to include this information in an amended filing or advise. Refer to
      Part F/S of Form 1-A.
General

4. We note your response to comment 2 and the revised disclosure on page 32 referencing the free stock program and stating that "[d]etails regarding any such incentive program will be posted on the Landa Mobile App." Please revise the offering circular to disclose the details of the various types of free stock programs and confirm, if true, that you are using Regulation A for such offers and sales and that the issuances count toward the annual maximum under Rule 251(a). Additionally, please confirm your understanding that the sponsor is acting as an underwriter in connection with distributions of such shares, or provide a detailed legal analysis explaining why you believe it is not an underwriter.
5. We note the discussion on page xiv regarding potentially lower appraisals and reduced amounts the Refinance Lender is willing to lend. You also refer the reader to Appendix
      B for more information; however, we are unable to locate such added disclosure. As the discussion appears to relate to a material event or uncertainty, please revise
      Management's Discussion and Analysis to address trends in property values and leasing and the impact of potentially negative appraisal developments referenced on page xiv, and revise Risk Factors to address the risks associated with a series holding significantly more debt due to the failure to discharge the Acquisition Notes.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameYishai Cohen
                                                           Division of
Corporation Finance
Comapany NameLanda App LLC
                                                           Office of Real
Estate & Construction
January 18, 2023 Page 2
cc:       Mark Schonberger
FirstName LastName